Exhibit 12.1

Starz, LLC Ratio of Earnings to Fixed Charges (in thousands)

	For the Years Ended December 31,
	2012		2011		2010		2009		2008
Fixed Charges:

Interest expense, including amounts due to affiliate, net of amounts capitalized	$25,688		$5,012		$20,932		$27,188		$38,836
Capitalized interest	2,247		1,993		1,986		1,839		4,285
Estimate of interest expense within rental expense	2,374		2,436		2,580		2,711		2,581
Total Fixed Charges	$30,309		$9,441		$25,498		$31,738		$45,702

Earnings as defined:

Pre-tax income (loss) from continuing operations	$382,739		$416,086		$254,243		$189,093		$(1,418,406)
Fixed Charges	30,309		9,441		25,498		31,738		45,702
Amortization of capitalized interest	1,780		1,436		2,689		1,764		3,002
Interest capitalized	(2,247)		(1,993)		(1,986)		(1,839)		(4,285)
Total Earnings (loss)	$412,581		$424,970		$280,444		$220,756		$(1,373,987)

Ratio of Earnings to Fixed Charges	13.6	x	45.0	x	11.0	x	7.0	x	*

* Total earnings (loss) for the year ended December 31, 2008 was insufficient to cover fixed charges by $1,419.7 million.